SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1 )

Under the Securities Exchange Act of 1934

TripAdvisor, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945201

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

Liberty TripAdvisor Holdings, Inc.

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5200

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty TripAdvisor Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,959,751 shares (1) (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 30,959,751 shares (1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,959,751 shares (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 21.2% (2) (3)

14.	Type of Reporting Person (See Instructions) CO

(1)   Consists of 18,159,752 shares of Common Stock and 12,799,999 shares of Class B Common Stock beneficially owned by the Reporting Person.

(2)   Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person into shares of Common Stock.

(3)   Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 56.0% of the voting power of the Issuer.  See Item 5. Based on there being outstanding, as of the close of business on May 3, 2016, 132,906,172 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the Securities and Exchange Commission on May 9, 2016.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

LIBERTY TRIPADVISOR HOLDINGS, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

TRIPADVISOR, INC.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Company by the Reporting Person on August 29, 2014 (the “Schedule 13D”).  The Schedule 13D is hereby amended and supplemented to include the information set forth herein.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.         Identity and Background

The information contained in Item 2(d)-(f) of the Schedule 13D is hereby amended and replaced with the following information:

(d) - (f)

Schedule 1 attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person.  Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.         Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended as follows:

(a)                                 The Reporting Person is the beneficial owner of 18,159,752 shares of Common Stock and 12,799,999 shares of Class B Common Stock which shares constitute 13.7% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Person’s shares of Class B Common Stock into Common Stock, the Reporting Person would beneficially own 21.2% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 56.0% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of the Reporting Person. The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on May 3, 2016, 132,906,172 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016.  Mr. Gregory B. Maffei beneficially owns 11,086 shares of Common Stock, which includes 5,787 unvested restricted stock units payable in Common Stock (“RSUs”).  The Maffei Foundation beneficially owns 1,938 shares of Common Stock, as to which shares Mr. Maffei has disclaimed beneficial ownership. Mr. Michael J. Malone beneficially owns 7,200 shares of Common Stock. Mr. Albert E. Rosenthaler beneficially owns 6,178 shares of Common Stock, which includes 6,178 unvested RSUs.

(b)                                 The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the pledges described in Item 6.

To the knowledge of the Reporting Person, each of Mr. Maffei, Mr. Malone and Mr. Rosenthaler have sole voting and dispositive power of the Common Stock beneficially owned by them.  Mr. Maffei and his wife, as the two directors of the Maffei Foundation, have shared voting and dispositive power with respect to any shares held by the Maffei Foundation.

(c)                                  On June 23, 2016, Mr. Maffei and Mr. Rosenthaler each received 3,789 RSUs from the Company as compensation for service. Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 23, 2016 (the “Amendment Effective Date”), TripSPV entered into a first amendment to each of the Margin Loan Agreements (the “First Amendment”). On the Amendment Effective Date, TripSPV reduced its outstanding term loans by making a voluntary prepayment of $200 million in principal amount, plus accrued and unpaid interest (including PIK interest) to the payment date. The amendments to the Margin Loan Agreements pursuant to the First Amendment included the following: (i) a reduction in the interest rate spread to 2.00% per annum; (ii) a reduction in the early termination premium and its extension to the date that is 18 months after the Amendment Effective Date; (iii) an extension of the maturity date to June 21, 2019; and (iv) the release of 7,000,000 shares of Common Stock (the “Released Pledge Shares”) from the pledge of shares of Common Stock and Class B Common Stock that secure TripSPV’s obligations under the Margin Loan Agreements.  Pursuant to the First Amendment, the lenders under the Margin Loan Agreements also consented to the entry by TripSPV into the variable post-paid forward transaction described under “Forward Contract” below, and granted TripSPV a limited waiver for that transaction from certain representations, warranties and covenants set forth in the Margin Loan Agreements.

Forward Contract

On June 23, 2016,  TripSPV entered into an agreement (the “Forward Contract”) confirming the terms and conditions of a variable post-paid forward transaction with Credit Suisse Securities (USA) LLC (“CS”) with a trade date of June 6, 2016.  The Forward Contract obligates TripSPV to deliver to CS up to 7,000,000 shares of Common Stock (the “Number of Shares”) over a 20 trading day period starting on May 13, 2020 (the “Averaging Period”). Alternatively, at TripSPV’s election, it may deliver an equivalent amount of cash based on the arithmetic average of the VWAP prices of the shares of Common Stock over the same period (the “Settlement Price”).  Under the terms of the Forward Contract, TripSPV received a prepayment amount of approximately $258,975,600, which it used in part to pay down outstanding borrowings under the Margin Loan Agreements, as described above.

TripSPV has pledged 7,000,000 shares of Common Stock (the “Pledge Shares”) (which are also the Released Pledge Shares)  to secure its obligations under the Forward Contract, and has retained dividend and voting rights in the Pledge Shares during the term of the pledge absent a default under the Forward Contract.

The number of shares of Common Stock to be delivered to CS at the end of the Forward Contract (the “Number of Shares to be Delivered”) is to be determined as follows: (a) if the Settlement Price of the Common Stock over the Averaging Period is less than $38.9025 (the “Floor Price”), TripSPV will deliver to CS all of the Pledge Shares; (b) if the Settlement Price is between the Floor Price and $98.9625 (the “Cap Price”), TripSPV will deliver to CS a number of Pledge Shares equal to the Floor Price divided by the Settlement Price multiplied by the Number of Shares; and (c) if the Settlement Price is greater than the Cap Price, TripSPV will deliver to CS a number of Pledge Shares equal to the Floor Price plus the Settlement Price minus the Cap Price divided by the Settlement Price multiplied by the Number of Shares.  As noted above, alternatively at TripSPV’s election, it may deliver an amount of cash equal to the Settlement Price multiplied by Number of Shares to be Delivered.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:    June 30, 2016

LIBERTY TRIPADVISOR HOLDINGS, INC.

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Chief Legal Officer

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY TRIPADVISOR HOLDINGS, INC.

The name and present principal occupation of each director and executive officer of Liberty TripAdvisor Holdings, Inc. (“LTAH”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty TripAdvisor Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)
Gregory B. Maffei	Chairman of the Board, President, Chief Executive Officer and Director of LTAH
Michael J. Malone	Director of LTAH
Chris Mueller	Director of LTAH
Larry E. Romrell	Director of LTAH
J. David Wargo	Director of LTAH
Richard N. Baer	Chief Legal Officer of LTAH
Albert E. Rosenthaler	Chief Tax Officer and Director of LTAH
Brian J. Wendling	Senior Vice President and Chief Financial Officer of LTAH